Chad Greulach • 1st
STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...
2w • Edited •

Every challenge has a solution. Just ask Tect founder Bob Habian, AIA.
www.wefunder.com/tect.1

#originstory #architecture #engineers #productmanufacturer
#builtenvironment



John Crissie and 1 other

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Chad Greulach • 1st

STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...

1w •

At Tect, our story is just getting started. Join Evan Troxel, AIA, Bob Habian, AIA, and the Tect App, Inc. movement as we invest in relationships and support the first "people-first" platform of its kind specifically designed with the building industry and a better future for us all in mind.

www.wefunder.com/tect.1

#architecture #engineering #productmanufacturing #builtenvironment



John Crissie and 2 others

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Chad Greulach • 1st

STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...

3w •

It's a problem that directly impacts the environment, public safety, and our pocketbooks.

"A Google search might eventually take me from my keyword to product data, but what I need is the shortest path from keyword to product expert." -Evan Troxel, AIA

With $153,000.00 raised in just the first week of our campaign, "Ask yourself this. Are you ready to do something about it for the good of future generations?"

www.wefunder.com/tect.1

tect®

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Chad Greulach • 1st

STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...

3w • Edited •

Exciting times at tect®. $153k raised in the first week of our campaign. Join the people-first movement and invest in the power of relationships.



Bob Habian, AIA • You

CEO | Co-Founder – I connect building product manufacturers with archite...

3w •

We've raised $153,000.00 this week in our community fundraising round, thanks to the Peopleverse® community! Interested in owning a piece of our company? Minimum investment is One Hundred Dollars ($100US).

See details at https://lnkd.in/g82Geecu

Invest in tect: A people-first platform connecting architects & engineers with building industry product experts

wefunder.com • 1 min read

Invest as little as $100 in startups and small businesses. Wefunder is the largest R...

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Chad Greulach • 1st
STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...
2w •

Invest in relationships. Invest in Tect.
www.wefunder.com/tect.1

#architecture #engineering
#productmanufacturers #builtenvironment


MAKE A DIFFERENCE
WEFUNDER.COM/TECT.1
We looked at the problems in the market and are responding directly with what we can do about it *right now.*
– BOB HABIAN, AIA
tect

John Crissie and 2 others

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Chad Greulach • 1st
STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...
2w •

It's a simple solution that applies to any industry. Together, we can make great things happen. Join the movement at tect.com.



How do you react to the word *change*?
LET'S JUST STOP DOING THE THINGS THAT DON'T WORK.
WEFUNDER.COM/TECT.1
tect

John Crissie and 2 others

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Chad Greulach • 1st

STORYTELLING + STRATEGY + BRAND GROWTH + SERIES DEVELOPME...

1mo •

Another wild statistic. Invest in Tect®. Invest in the solution.

www.wefunder.com/tect.1



BE PART OF THE SOLUTION
WWW.WEFUNDER.COM/TECT.1
tect

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